Exhibit 99.1

KNOT Offshore Partners LP Announces CEO/CFO Stepping Down

November 29, 2018

ABERDEEN, Scotland—(BUSINESS WIRE)—KNOT Offshore Partners LP (“KNOP”) today announced that John Costain has decided to step down as CEO and CFO of the partnership. Although Mr. Costain is resigning in order to pursue other interests outside of the partnership, he will be available for the partnership until 31 May 2019. This ensures that the Board has sufficient time to find a suitable replacement to Mr. Costain when he steps down.

“On the behalf of our board, I would like to thank John for his significant contribution and dedication to KNOP. We are very pleased with the development of the partnership during his tenure and we wish him the very best in pursuing other business opportunities.”

Trygve Seglem, the Chairman of the Board

KNOT Offshore Partners LP

Trygve Seglem

phone number: +47 52 70 40 00 / +47 911 28 345